For Immediate Release

NORSAT AWARDED $13.3 MILLION (CAD) REPAYABLE GOVERNMENT CONTRIBUTION FOR RESEARCH AND DEVELOPMENT

Funding from the Strategic Aerospace and Defence Initiative (SADI) will support the development of innovative communications technologies

Vancouver, British Columbia – April 1, 2013 – Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments is pleased to announce the award of a $13.3 million (CAD) repayable contribution from the Strategic Aerospace and Defence Initiative (SADI). The contribution will enhance Norsat’s strategic research and development program and enable the Company to maintain a leadership position in the development of innovative new or improved communications products, services and processes.

Norsat’s research and development program is focused on communications technologies that provide militaries, governments, and commercial customers around the world with connectivity in locations or applications in which infrastructure is unreliable, damaged, insufficient or non-existent. These solutions are ideally suited for use in challenging environmental or technological conditions on a temporary, extended or permanent basis.

Overall the contribution will enable Norsat to develop new communications technologies, expand existing lines of microwave products, satellite terminals, and antennas and filters, and maintain competitiveness in existing markets. These development projects will also assist the Company in becoming more competitive for entry into other growing markets. The contribution provides spin-off benefits with opportunities for Norsat to work collaboratively with university researchers and develop stronger channel relationships with the local suppliers of components used in new technologies.

“Norsat has a long history of excellence in research and development, and the contribution from SADI ensures we remain at the forefront of communications technology development,” states Norsat’s President & CEO, Dr. Amiee Chan. “Through a 2008 contribution from SADI, we have developed over 20 products for the satellite and wireless markets, including our industry leading GLOBETrekker™ 2.0 fly-away satellite terminal, and we anticipate making further advances through this new contribution. The relationship with SADI has been a major benefit to our R&D program, and we look forward to using this funding to collaborate with universities and channel partners as we continue to develop technology that enables our customers to remain connected wherever they go.”

The contribution from SADI will further six major projects, including the development of:

•	Microwave products with improved technical specifications and performance. Norsat’s microwave components are used worldwide for satellite signal transmission and reception.
•	Fly-away satellite terminals with improved ease-of use and technical performance
•	Communications-on-the-Move (COTM) technologies that provide connectivity throughout moving deployments.
•	Wireless communications technologies for Land Mobile Radio (LMR).
•	Novel antennas that deliver high performance, reliability, and durability
•	Complementary Communications solutions, providing end to end solutions for applications such as monitoring, surveillance and emergency communications.

About the Strategic Aerospace & Defence Initiative (SADI)

SADI supports industrial research and pre-competitive development projects in the aerospace, defence, space and security industries. Through the program, the Government of Canada has invested more than $890M million in research and development. These investments are expected to leverage an additional $1.7 billion in investment. For more information on the program, please visit the SADI website.

www.ic.gc.ca/eic/site/ito-oti.nsf/eng/h_00022.html

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com